UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER
0-12214
CUSIP NUMBER
23437P1208
(Check One):
☐	Form 10-K
☐	Form 20-F
☐	Form 11-K
☒	Form 10-Q
☐	Form 10-D
☐	Form N-SAR
☐	Form N-CSR

For Period Ended: March 31, 2011
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________________________________________________________________________
___________________________________________________________________________________________________
PART I—REGISTRANT INFORMATION

Full Name of Registrant: Daleco Resources Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 17 Wilmont Mews, 5th Floor

City, State and Zip Code: West Chester, Pennsylvania 19382

PART II—RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-SCR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's filing of its report on Form 10-Q is delayed due to the Registrant's inability to timely process the financial information for the quarter and present it to the Registrant’s independent registered public accounting firm for review and comment prior to the filing deadline. The Registrant does anticipate filing its quarterly report within the additional time provided by this filing.  The delay is processing is the direct result of a reduction of staffing at the Registrant.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

 Gary J. Novinskie                                    (610) 429-0181

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes                 ☐  No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes                 ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Daleco Resources Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2011	By:	/s/ Gary J. Novinskie
Gary J. Novinskie, Interim Chief Executive Officer, President and Chief Financial Officer